News Release

For Immediate Release

WEST FRASER ANNOUNCES FIRST QUARTER 2022 RESULTS
VANCOUVER, B.C., April 28, 2022 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the first quarter results of 2022 ("Q1 2022").  All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
First Quarter Highlights
•Sales of $3.110 billion and earnings of $1,090 million, or $10.25 per diluted share
•Adjusted EBITDA1 of $1,592 million, representing 51% of sales
•Lumber segment Adjusted EBITDA1 of $796 million
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $730 million
•Pulp & Paper segment Adjusted EBITDA1 of negative $15 million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $78 million

1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
“Despite a number of ongoing challenges, we posted strong results in the first quarter of 2022,” said Ray Ferris, West Fraser’s President & CEO. “We continued to manage significant transportation challenges and the resulting mill disruptions that commenced late last year in B.C. and that were exacerbated in the first quarter by the typical transportation issues posed by Canadian winters. These near-term constraints to North American supply were offset by continued strong demand for our products.”

“While we continue to monitor rising mortgage rates and the potential risk to demand for new home construction and our wood building products, fundamentals for housing and repair and remodelling activity appear favourable. I expect our team will continue to be agile and creative as we navigate our supply challenges and the evolving requirements of our customers.”

Results Summary
First quarter sales were $3.110 billion, compared to $2.038 billion in the fourth quarter of 2021. First quarter earnings were $1,090 million, or $10.25 per diluted share, compared to $334 million, or $3.13 per diluted share in the fourth quarter of 2021. First quarter Adjusted EBITDA1 was $1,592 million compared to $615 million in the fourth quarter of 2021.

Liquidity and Capital Allocation
Cash and short-term investments increased to $1.816 billion at March 31, 2022 from $1.568 billion at December 31, 2021.
Capital expenditures in the first quarter were $93 million.
We paid $21 million of dividends in the first quarter and announced an increase to our quarterly dividend for the dividend to be paid in the second quarter, raising it to $0.25 per share from $0.20 per share.

In the first quarter of 2022, we repurchased approximately 2.574 million shares under our Normal Course Issuer Bids (“NCIB”) for aggregate consideration of $233 million. As of April 28, 2022, approximately 3.994 million shares have been repurchased under the current NCIB, leaving approximately 6.200 million shares available to purchase at our discretion until the expiry of the NCIB.
On April 26, 2022, we commenced a substantial issuer bid ("SIB") pursuant to which the Company has offered to purchase from shareholders for cancellation up to $1.25 billion of its outstanding common shares. The SIB will proceed by way of a "modified Dutch auction" procedure with a tender price range from $80.00 to $95.00 per share. The SIB will expire on June 2, 2022, unless extended or withdrawn.
Outlook
Markets
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Historically low mortgage rates, low volumes of homes available for resale and increased acceptance and practice of remote working appear to be positively influencing the demand for new home construction in North America. However, interest rates have been trending higher in early 2022 and should they continue to do so, housing affordability may be impacted, which could reduce demand for new home construction and our wood building products. An aging housing stock and repair and renovation spending is expected to continue to support lumber, plywood and OSB demand. Over the medium to long term, growing market penetration of mass timber in industrial and commercial applications is also expected to support demand growth for wood building products.
The demand for our European products is expected to remain robust as demand for OSB as an alternative to plywood in Europe continues to grow. An aging European housing stock is also expected to support repair and renovation spending, supporting growing demand for our wood building products. Recent geopolitical developments in Ukraine have caused inflationary price pressures in regional energy markets, which are expected to raise the cost of production within our European operations.
Operations
Given the extent of the transportation challenges experienced in Western Canada thus far in 2022, which have been more acute and of longer duration than anticipated, we are reducing our SPF lumber shipment expectations for 2022. We now anticipate SPF shipments to be approximately 2.8 to 3.0 billion board feet, down from our original outlook of 3.0 to 3.2 billion board feet. We reiterate expectations for our 2022 SYP shipments to be approximately 3.0 to 3.2 billion board feet.
In our NA EWP segment, while transportation and logistics constraints in western Canada and Ontario have been more challenging than previously anticipated, we still expect OSB shipments in 2022 to be approximately 6.1 to 6.4 billion square feet (3/8-inch basis). However, we now expect input costs for the NA EWP business to increase more significantly than originally anticipated, due to higher energy costs and Canadian pulp log costs that are linked to the price of OSB.
In our Europe EWP segment we reiterate expectations for OSB shipments to be approximately 1.1 to 1.3 billion square feet (3/8-inch basis) in 2022. However, input costs for the Europe EWP business are now expected to increase more significantly, due primarily to higher energy costs.

Inflationary cost pressures and availability constraints for labour, transportation, raw materials such as resin and chemicals, and energy are expected to remain elevated for the balance of 2022.
Based on our current outlook, assuming no deterioration in market conditions during the year and that there is no additional lengthening of lead times for projects underway or planned, we continue to anticipate that we will incur capital expenditures of approximately $500 to $600 million in 20221.
MD&A
Our Q1 2022 MD&A and interim consolidated financial statements and the related notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.shtml under the Company’s profile.
Sustainability Report
West Fraser’s full Sustainability Report is available on the Company’s website at www.westfraser.com.  This report reviews the Company’s key Environmental, Social, and Governance (ESG) topics, opportunities and performance and includes information aligned with the Sustainable Accounting Standards Board (SASB), Global Reporting Initiative (GRI), and the recommendations of the Task Force on Climate-Related Disclosures (TFCD).
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2021 annual MD&A, as updated by the disclosures in our Q1 2022 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analysts’ conference call to discuss the Company’s Q1 2022 financial and operating results on Friday, April 29, 2022, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time).  To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com.  Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions.  The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.
1.This is a specified financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Forward-Looking Statements
This press release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this press release include references to the following and their impact on our business:
•Demand in North American and European markets for our products, including demand from new home construction and repairs and renovations, the impact of rising interest rates and the growing penetration of mass timber
•Disruptions in transportation services, and the timelines for resumptions of full transportation services
•Operation guidance, including projected shipments, inflationary cost pressures and projected capital expenditures
•Completion of our SIB

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine and increases in interest rates and global supply chain issues;
•risks inherent to product concentration and cyclicality;
•effects of competition and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs and energy, including continued access to fibre resources at competitive prices and the impact of third-party certification standards, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;

•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•changes in government policy and regulation, including against taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued integration of the Norbord business;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•the extent to which shareholders tender under our SIB, and the prices at which shares are tendered;
•a determination by us that the conditions for completion of the SIB have not been satisfied;
•the risks and uncertainties described above in this MD&A; and
•other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2021 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (1) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA
($ millions)

	Q1-22	Q4-21
Earnings	1,090	334
Finance expense, net	7	1
Tax provision	330	104
Amortization	157	153
Equity-based compensation	(5)	12
Impairment charges	13	—
Other	—	11
Adjusted EBITDA	1,592	615

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Please refer to the “Adjusted EBITDA” section above for additional details concerning the composition of this measure and how it provides useful information to readers.

Quarterly Adjusted EBITDA by segment
($ millions)

Q1-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$738	$651	$(38)	$59	$10	$1,420
Finance expense, net	6	1	1	2	(3)	7
Amortization	46	83	9	17	2	157
Equity-based compensation	—	—	—	—	(5)	(5)
Impairment charges	—	—	13	—	—	13
Other	6	(5)	—	—	(1)	—
Adjusted EBITDA by segment	$796	$730	$(15)	$78	$3	$1,592

Q4-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$194	$265	$(25)	$36	$(32)	$438
Finance expense, net	(1)	—	—	1	1	1
Amortization	45	73	9	24	2	153
Equity-based compensation	—	—	—	—	12	12
Other	2	5	2	—	2	11
Adjusted EBITDA by segment	$240	$343	$(14)	$61	$(15)	$615
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for 2022 based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2021 Annual MD&A and Q1 2022 MD&A.
For More Information
Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com

Media Contact
Heather Colpitts
Director, Corporate Affairs
Tel. (416) 643-8838
shareholder@westfraser.com